Mail Stop 4561

March 5, 2008

Samuel A. Flax, Esq.
Executive Vice President and Secretary
American Capital Agency Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

> **Re: American Capital Agency Corp.**
> **Registration Statement on Form S-11**
> **Filed February 11, 2008**
> **File No. 333-149167**

Dear Mr. Flax:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-11 filed on February 11, 2008, that was provided to us by counsel.

<u>General</u>

1.   We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering.

Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

American Capital Strategies, Ltd., page 2

3.   Refer to the penultimate sentence in the second paragraph. Please advise us whether this restriction would prevent American Capital from sponsoring another investment vehicle with exactly the same investment strategy as yours. For example, it appears that you do not invest exclusively in whole pool agency securities.

4.   Please briefly address in the summary and in more detail in the main body of the prospectus the experience of the manager in acquiring and financing investments in agency MBS.

Investment Considerations, page 3

5.   In order to provide more balanced disclosure, please move the summary risk factor discussion from page 6 to the end of this section.

Summary Risk Factors, page 6

6.   Please include summary risk factors regarding the lack of experience of your manager in investing and financing agency MBS and the lack of any dedicated employees or manager employees to manage your business.

To the extent that we invest in agency securities…, page 20

7.   We note your risk factor regarding the ability of FNMA and FHLMC to satisfy their guarantee obligations. We also note that at the end of February, Moody's Investors Service also put FNMA's "B+" bank financial strength rating on review for possible downgrade. Please expand your risk factor to also address this possible downgrade.

New legislation or administrative or judicial action, in each instance potentially…, page 33

8.   Please explain how each of these risks may specifically affect you or the securities being offered or, alternatively, eliminate generic risk factors. Refer to Item 503(c) of

Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 40

9.   Please include a discussion of material trends referenced elsewhere in your prospectus and how you expect these trends to affect your business. For example, on page 48, you reference the impact that recent defaults and credit losses on residential mortgage loans are having on the market. In addition, please describe recent developments regarding credit concerns and origination volume of the agencies that back your targeted MBS.

10.   Refer to the bulleted list that appears on page 58. Please clarify whether you plan to use all of these functional teams and describe how they will be utilized in the operation of your business.

Investment Activities, page 67

11.   Please disclose which American Capital affiliates or sponsored investment vehicles may directly compete with you.

Underwriting, page 100

12.   Please briefly describe the transactions or services referenced on page 104 involving or provided by any of the managing underwriters.

Organizational Costs, page F-4

13.   Please revise to disclose your accounting policy for offering costs. Furthermore, to the extent that any organizational or offering costs have been or will be paid on your behalf, please disclose these costs, if material, and also your related accounting policy.

Item 36. Financial Statements and Exhibits, page II-3

14.   Please provide drafts of your legal and tax opinions with your next amendment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Barberich at (202) 551-3782 or Dan Gordon, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Mike McTiernan
Special Counsel

cc: David Goldschmidt, Esq. *(via facsimile)*